SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

COMMISSION FILE NO. 1-4825

NORPAC HOURLY 401(k) PLAN

WEYERHAEUSER COMPANY

A Washington Corporation

Federal Way, Washington 98063

Telephone: (253) 924-2345

Financial Statements and Exhibit

Item 4:	Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

NORPAC Hourly 401(k) Plan statements of net assets available for benefits as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010 together with report of Independent Registered Public Accounting Firm.

Exhibit:	Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the NORPAC Hourly 401(k) Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

NORPAC HOURLY 401(k) PLAN

By:	/s/ John A. Hooper
John A. Hooper
Chairman
Administrative Committee

June 23, 2011
Date

NORPAC HOURLY 401(k) PLAN

Financial Statements

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the NORPAC Hourly 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As further discussed in note 1, the plan sponsor merged the Plan into the Weyerhaeuser Salaried and NORPAC 401(k) Plan effective December 31, 2010.

/s/ KPMG LLP

Seattle, Washington

June 23, 2011

NORPAC HOURLY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

(Dollar amounts in thousands)

	2010	2009
Assets:
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:
Participant directed investments at fair value:
Weyerhaeuser Company Stock Fund	$—	8,518
Shares of registered investment company funds:
Vanguard 500 Index Fund	—	12,360
Vanguard Extended Market Index Fund	—	6,212
Vanguard Prime Money Market Fund	—	2,206
Vanguard Target Retirement 2005 Fund	—	22
Vanguard Target Retirement 2015 Fund	—	1,166
Vanguard Target Retirement 2020 Fund	—	39
Vanguard Target Retirement 2025 Fund	—	798
Vanguard Target Retirement 2030 Fund	—	20
Vanguard Target Retirement 2035 Fund	—	750
Vanguard Target Retirement 2045 Fund	—	99
Vanguard Target Retirement 2050 Fund	—	36
Vanguard Target Retirement Income Fund	—	181
Vanguard Total Bond Market Index Fund	—	2,027
Vanguard Total International Stock Index Fund	—	5,160
Vanguard Wellesley Income Fund	—	3,731
Weyerhaeuser Stable Value Fund	—	10,979

Total Investments	—	54,304

Participant contributions receivable	—	99

Net assets reflecting all investments at fair value	—	54,403

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(202)

Net assets available for benefits	$—	54,201

See accompanying notes to financial statements.

NORPAC HOURLY 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

(Dollar amounts in thousands)

Additions:
Contributions:
Company matching	$399
Participant	2,975

Total contributions	3,374

Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust	6,752

Total additions	10,126

Deductions:
Benefits paid to participants	5,117

Net increase prior to plan transfers	5,009

Plan transfers, net	(59,210)

Net decrease	(54,201)

Net assets available for benefits:
Beginning of year	54,201

End of year	$—

See accompanying notes to financial statements.

NORPAC HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

The following description of the NORPAC Hourly 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description and plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan and was established January 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any hourly employee of Norpac Resources, Inc., a subsidiary of Weyerhaeuser Company (the Company), at its Longview, Washington operations, is eligible to participate in the Plan. The president of the Company designates participating subsidiaries from among the eligible domestic corporations of which the voting stock is owned by the Company or one of its subsidiaries. Newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% of pay and the rate increases 1% per year until the maximum percentage of 7% of pay is reached, unless the employees elect otherwise. Employees may opt out within 60 days of the enrollment kit mailing date and may discontinue contributing to the Plan at any time.

The Plan is administered by the Administrative Committee, which consists of certain employees of the Company. Vanguard Fiduciary Trust Company acts as the trustee, recordkeeper, and investment manager for the Plan. Therefore, the Vanguard investment transactions qualify as party-in-interest and related party transactions.

Effective December 31, 2010, the assets and liabilities of the Plan were merged into the Weyerhaeuser Company Salaried 401(k) Plan. The name of the Weyerhaeuser Company Salaried 401(k) Plan was changed to the Weyerhaeuser Salaried and NORPAC 401(k) Plan. The net transfer from the Plan into the Weyerhaeuser Salaried and NORPAC 401(k) Plan was approximately $58.8 million.

(b)	Weyerhaeuser Company Stock Fund Dividend and Voting Rights

The portion of the Plan invested in the Weyerhaeuser Company Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any cash dividends due to them reinvested in the Weyerhaeuser Company Stock Fund or paid in cash. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the trustee related to the number of whole shares of stock represented by the units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee does not receive instructions from participants are voted in the same proportions – for and against, respectively – as shares for which the trustee receives participant voting instructions.

(c)	Contributions

The Plan includes a qualified cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent up to 75% of their eligible compensation to be contributed to the Plan, subject to certain limitations imposed under the IRC.

NORPAC HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Participant contributions may be suspended under certain circumstances, at the participant’s request or upon a hardship withdrawal.

Effective May 1, 2009, the Company matching contribution is discretionary as determined by the Weyerhaeuser Company Board of Directors (the Board) and the Company matching contribution was temporarily suspended. For pay periods regularly scheduled to end on or after June 27, 2010, the Company matching contribution is approved at a rate of 50% on the first 6% of eligible compensation each pay period designated by each participant as the participant’s contribution.

Effective January 1, 2010, Company matching contributions are invested in accordance with each participant’s investment direction in effect at the time. Previously all Company matching contributions were initially invested in the Weyerhaeuser Company Stock Fund. Participants may transfer Company matching contributions at any time.

Performance share contributions under the Plan, if any, are determined annually by the Board. Generally, such performance share contributions are based on measures established by the Board for this purpose and are stated as a percentage of eligible participants’ eligible pay. Performance share contributions (if any) are made to eligible hourly employees as provided in the Plan’s legal document. Performance share contribution levels may vary by business division and contributions are funded subsequent to the plan year end. Performance share contributions are initially invested in the Weyerhaeuser Company Stock Fund. Participants may transfer performance share contributions at any time. There were no performance share contributions for the year ended December 31, 2010.

(d)	Participant Accounts

An individual account is maintained for each plan participant to reflect his or her share of the Plan’s income and losses, participant contributions and Company contributions. Allocations of income and losses are based on the number of units of the various investment funds assigned to each participant’s account on a daily basis.

(e)	Vesting

Participants are fully vested in their contributions and earnings thereon. The interest of a participant in the Company contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) attainment of the requisite vesting service as described below, (2) retirement at normal or early retirement age under the employer’s retirement plan, (3) attaining age 65, (4) death or total and permanent disability while in the employer’s employ, (5) termination of service due to a plant closure or (6) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.

NORPAC HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Employees who are eligible to participate in the Plan vest in their matching contributions and earnings thereon after six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	0%
Two years of service	20
Three years of service	40
Four years of service	60
Five years of service	80
Six or more years of service	100

The accounts of participants who had participated in certain plans previously merged into the Plan and meeting certain employment requirements are fully vested.

Effective December 31, 2005, all employees who were eligible to participate in the Weyerhaeuser Company Performance Share Plan (the Performance Share Plan) on such date, and all other participants in the Performance Share Plan who had a balance in the Performance Share Plan as of such date, are 100% vested in their performance share contribution accounts. Employees who first become participants after December 31, 2005 fully vest in any performance share contributions and earnings thereon upon six years of vesting service according to the foregoing vesting schedule.

If a participant is not fully vested in matching or performance share contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits matching and performance share contributions to the extent they are not vested. Forfeited Company contributions are used to reduce future Company contributions. During 2010, approximately $2,400 of forfeitures were used to reduce Company contributions. There were no and approximately $3,000 of unallocated forfeitures as of December 31, 2010 and 2009, respectively.

(f)	Investment Options

Participants are allowed to change their investment election for future contributions at any time. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the twenty investment options listed below. Effective January 1, 2010 the Vanguard Target Retirement 2055 Fund was added to the investment fund options. If a Plan participant does not specify the investment fund in which to invest deferral or rollover contributions, such contributions will be invested in the Plan’s qualified default investment alternative (QDIA) which is the Vanguard Target Retirement Fund closest to the participant’s retirement age, assuming a retirement age of 65.

Weyerhaeuser Company Stock Fund

Vanguard 500 Index Fund

Vanguard Extended Market Index Fund

Vanguard Prime Money Market Fund

Vanguard Target Retirement 2005 Fund

Vanguard Target Retirement 2010 Fund

NORPAC HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Vanguard Target Retirement 2015 Fund

Vanguard Target Retirement 2020 Fund

Vanguard Target Retirement 2025 Fund

Vanguard Target Retirement 2030 Fund

Vanguard Target Retirement 2035 Fund

Vanguard Target Retirement 2040 Fund

Vanguard Target Retirement 2045 Fund

Vanguard Target Retirement 2050 Fund

Vanguard Target Retirement 2055 Fund

Vanguard Target Retirement Income Fund

Vanguard Total Bond Market Index Fund

Vanguard Total International Stock Index Fund

Vanguard Wellesley Income Fund

Weyerhaeuser Stable Value Fund

Participants may reallocate on a daily basis funds in their accounts related to participant and Company contributions among the investment options offered by the Plan.

(g)	Valuation Frequency

Account balances are valued on a daily basis.

(h)	Payment of Benefits

Participant contributions and amounts in the participant’s rollover portion of the account may be withdrawn for financial hardship subject to restrictions under the IRC and the Plan. Participant contributions may also be withdrawn after attaining age 59 1/2. The vested interest in Company matching contributions, performance share contributions and rollover portions of the account may be withdrawn two full calendar years after the date of the contribution or rollover, after five years of service or after attaining age 59 1/2. In addition, a participant may elect to receive in cash any cash dividends paid with respect to units of the Weyerhaeuser Company Stock Fund allocated to the participant’s account or to direct payment to the participant’s account for reinvestment in the Weyerhaeuser Company Stock Fund. Participants do not have the election between cash and company stock for the special dividend of previously undistributed earnings and profits. Additional distribution options (as described in the Plan) may be available to participants who participated in a plan that was merged into the Plan.

Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at $5,000 or less receive a distribution of their entire interest in the Plan after termination of employment. Terminated participants with balances less than $5,000 and more than $1,000 receive a distribution in the form of a rollover to an individual retirement account, unless otherwise elected. The nonvested portions of participants’ accounts are forfeited upon distribution of the accounts or after a five-year period of severance, whichever is earlier.

NORPAC HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(i)	Expenses of the Plan

The employer generally pays the costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Participants pay a fee to the recordkeeper to process requests for hardship withdrawals and Qualified Domestic Relations Orders). Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by Weyerhaeuser Company 401k and Performance Share Master Trust (Master Trust) out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. Participants are charged a 2% redemption fee for transfers from the Vanguard Total International Stock Index Fund (the International Fund) when the investment in the International Fund has been held for less than two months. The 2% fee is calculated on the amount transferred and is paid back into the International Fund. These fees, if any, are included as a component of net investment income in the Statement of Changes in Net Assets Available for Benefits.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. See also Note 5: Guaranteed Investment Contracts.

(b)	Participation in the Master Trust and Unit Accounting

All of the Plan’s investments are held in the Master Trust. The Master Trust held assets of two and four 401(k) plans of the Company as of December 31, 2010 and 2009, respectively. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each “unit” represents a portion of ownership in a fund. See Note 6: Interest in Master Trust for investment valuation and interest in the Master Trust at fair value.

(c)	Income Recognition and Net Investment Income from the Master Trust

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation or depreciation in fair value of investments. Total investment income of the Master Trust as presented in Note 6: Interest in Master Trust is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan.

NORPAC HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(d)	Risks and Uncertainties

The Master Trust and Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(e)	Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Valuation of Master Trust and Plan Investments

The fair value of Master Trust investments are based upon the information available at year end. Master Trust investments are stated at fair value based upon the amount that would be received in an orderly transaction between market participants at the reporting date. Master Trust investments are not valued based upon a forced or distressed sale scenario. Instead, both observable and unobservable inputs that reflect assumptions applied by market participants when setting the exit price of an investment in an orderly transaction within the principal market of that investment are considered.

Master Trust investments are valued based upon the observability of exit pricing inputs and classified based upon the lowest level input that is significant to the fair value measurement of the Master Trust investments in their entirety. The fair value hierarchy followed is outlined below:

Level 1: Inputs are unadjusted quoted prices for identical assets and liabilities traded in an active market.

Level 2: Inputs are quoted prices in non-active markets for which pricing inputs are observable either directly or indirectly at the reporting date.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Investments with readily available quoted prices in an active market or those for which fair value can be measured from actively quoted prices will have a higher degree of market price observability and thus, a lesser degree of judgment applied when measuring fair value than those with unobservable pricing inputs.

NORPAC HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3)	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(4)	Plan Transfers

Plan transfers represent the net amount of participant account balances transferred during the year from the Plan to other plans within the Master Trust as a result of participants changing employment within the Company and related changes in their eligibility status and the net assets transferred from the Plan as a result of the merger of the Plan and the Weyerhaeuser Salaried and NORPAC 401(k) Plan.

(5)	Guaranteed Investment Contracts

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) included in the Weyerhaeuser Stable Value Fund are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan through the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of Vanguard fixed income common commingled trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The contract value of the Synthetic GICs held in the Master Trust is $292.6 million as of December 31, 2010, which included wrappers of $(12.9). The contract value of the Synthetic GICs held in the Master Trust is $282.0 million as of December 31, 2009, which included wrappers of $(6.3) million. The contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to plan documents (including complete or partial plan termination or merger with another plan); (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the

NORPAC HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies’ applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2010 and 2009 was 3.1% and 3.2%, respectively. The aggregate average yield credited to participants in the plans in the Master Trust for the years ended December 31, 2010 and 2009 was 2.9% and 3.1%, respectively.

NORPAC HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(6)	Interest in Master Trust

(a)	Values of Investments Held by the Master Trust

At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Master Trust was 0% and approximately 3%, respectively. The following table presents the values of investments held by the Master Trust as of December 31, 2010 and 2009:

	December 31
	2010	2009
	(Dollar amounts in thousands)
Investments:
Investment in shares of registered investment company funds and Company stock at fair value:
Weyerhaeuser Company Stock Fund including cash equivalents of $716 and $966, respectively	$258,875	243,103
Vanguard 500 Index Fund	423,536	417,595
Vanguard Extended Market Index Fund	199,639	167,977
Vanguard Prime Money Market Fund	40,601	56,231
Vanguard Target Retirement 2005 Fund	6,589	7,278
Vanguard Target Retirement 2010 Fund	5,922	3,683
Vanguard Target Retirement 2015 Fund	62,297	60,172
Vanguard Target Retirement 2020 Fund	9,476	6,392
Vanguard Target Retirement 2025 Fund	53,500	46,973
Vanguard Target Retirement 2030 Fund	3,686	1,869
Vanguard Target Retirement 2035 Fund	27,602	23,571
Vanguard Target Retirement 2040 Fund	1,535	1,117
Vanguard Target Retirement 2045 Fund	16,011	14,380
Vanguard Target Retirement 2050 Fund	1,842	1,022
Vanguard Target Retirement 2055 Fund	489	—
Vanguard Target Retirement Income Fund	5,759	4,181
Vanguard Total Bond Market Index Fund	88,455	84,542
Vanguard Total International Stock Index Fund	135,228	135,273
Vanguard Wellesley Income Fund	207,626	204,363
Investments in Weyerhaeuser Stable Value Fund at fair value:
Traditional guaranteed investment contracts	—	7,405
Synthetic guaranteed investment contracts:
Common commingled trust funds	305,510	288,341
Wrapper contracts	186	141
Vanguard Prime Money Market Fund	36,362	64,460
Pending trades and other	307	(810)

Total investments at fair value	1,891,033	1,839,259

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,081)	(6,621)

Total investments	$1,877,952	1,832,638

NORPAC HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(b)	Investment Valuation and Interest in the Master Trust at Fair Value

The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices. The fair value of the Weyerhaeuser Stable Value Fund is calculated by discounting the related cash flows based on the Ryan yield curve and the fair values of the underlying investments and the wrapper contracts. The Weyerhaeuser Company Stock Fund is valued at fair value based on its year-end unit closing price (comprised of year-end market price plus cash equivalent position held if any).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust and Plan believe valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Additional fair value information related to the investments held by the Master Trust as of December 31, 2010 and 2009 is provided in the following tables:

Fair Value Measurements for Master Trust at December 31, 2010
	Quoted prices in active markets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Totals
	(Dollar amounts in thousands)
Registered Investment Company Funds	$1,289,793	—	—	1,289,793
Weyerhaeuser Company Stock Fund	—	258,875	—	258,875
Weyerhaeuser Stable Value Fund	36,362	306,003	—	342,365

Totals	$1,326,155	564,878	—	1,891,033

NORPAC HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Fair Value Measurements for Master Trust at December 31, 2009
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Totals
	(Dollar amounts in thousands)
Registered Investment Company Funds	$1,236,619	—	—	1,236,619
Weyerhaeuser Company Stock Fund	—	243,103	—	243,103
Weyerhaeuser Stable Value Fund	64,460	295,077	—	359,537

Totals	$1,301,079	538,180	—	1,839,259

(c)	Investment Income of the Master Trust

The following table presents the investment income of the Master Trust for the year ended December 31, 2010 (dollar amounts in thousands):

Investment income:
Net appreciation in fair value of investments:
Weyerhaeuser Company Stock Fund	$18,467
Vanguard 500 Index Fund	48,262
Vanguard Extended Market Index Fund	41,067
Vanguard Target Retirement 2005 Fund	475
Vanguard Target Retirement 2010 Fund	401
Vanguard Target Retirement 2015 Fund	5,385
Vanguard Target Retirement 2020 Fund	755
Vanguard Target Retirement 2025 Fund	5,323
Vanguard Target Retirement 2030 Fund	262
Vanguard Target Retirement 2035 Fund	2,950
Vanguard Target Retirement 2040 Fund	141
Vanguard Target Retirement 2045 Fund	1,646
Vanguard Target Retirement 2050 Fund	150
Vanguard Target Retirement 2055 Fund	21
Vanguard Target Retirement Income Fund	354
Vanguard Total Bond Market Index Fund	1,867
Vanguard Total International Stock Index Fund	10,362
Vanguard Wellesley Income Fund	12,903
Dividend income	49,970
Interest income	10,475

Net investment income	$211,236

NORPAC HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

In 2010 the Company paid a special dividend to shareholders in connection with the Company’s conversion to a real estate investment trust. The special dividend was paid in stock and cash. The Master Trust received approximately $22.0 million in cash and 7.5 million shares of company stock. The portion of the special dividend received in cash is included in dividend income and the portion received in additional shares was accounted for as a stock split and accordingly no income was recognized for the stock received.

(7)	Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.